Exhibit 3.1

ARTICLES OF AMENDMENT
TO THE
ARTICLES OF INCORPORATION
OF
WESTERN GOLDFIELDS, INC.

Pursuant to the Idaho Business Corporation Act Section 30-1-1003, Western Goldfields, Inc. (the "Corporation") adopts the following Articles of Amendment to its Articles of Incorporation.

First: The following amendments to the Articles of Incorporation were approved and adopted by the Corporation’s Board of Directors and its shareholders on May 11, 2006 and June 14, 2006, respectively.

Article V of the Corporation’s Articles of Incorporation is hereby amended to read as follows:

“The number of directors who shall manage and conduct the affairs of the Corporation may not be less than three or more than nine.”

Article VI of the Corporation’s Articles of Incorporation is hereby amended to read as follows:

The aggregate number of shares which the Corporation shall be authorized to issue is 500,000,000 (Five Hundred Million) non-assessable common shares of $0.01 par value and 25,000,000 (Twenty-Five Million) non-assessable preferred shares of $0.01 par value, such preferred shares to be designated as to series, class, preferences, limitations, and other provisions as the Board of Directors may from time-to-time so designate.”

Second: The aggregate number of common voting shares and A-1 preferred voting shares of the Corporation outstanding on the record date designated for the shareholders meeting at which this amendment was adopted was 61,266,301.

Third: The number of common and preferred shares voted approving the portion of the amendment to Articles V and VI providing for a change in the number of authorized directors and an increase in the authorized common shares was 32,130,334 and 31,172,213, respectively. The number abstaining from voting was 541 and 720,574, respectively. And the number of shares votes against the foregoing amendment was 122,086 and 1,076,184, respectively.

Dated: June 19, 2006	By: /s/ Brian Penny
Name: Brian Penny Title: Chief Financial Officer